                       JUNIPER PARTNERS ACQUISITION CORP.
                         56 WEST 45TH STREET, SUITE 805
                            NEW YORK, NEW YORK 10036

                                                          December 22, 2006

VIA EDGAR AND TELECOPY (202) 772-9206
-------------------------------------
Mr. John D. Reynolds
United States Securities and
 Exchange Commission
Mail Stop 3561, 100 F Street, N.E.
Washington, D.C. 20549

RE:      JUNIPER PARTNERS ACQUISITION CORP. (THE "COMPANY")
         REGISTRATION STATEMENT ON FORM S-4 ORIGINALLY FILED SEPTEMBER 21, 2006
         (FILE NO. 333-137515) (THE "REGISTRATION STATEMENT")
         -----------------------------------------------------

Dear Mr. Reynolds:

         The Company hereby requests, pursuant to Rule 461 promulgated under the
Securities Act of 1933, as amended, acceleration of effectiveness of the
Registration Statement so that such Registration Statement will become effective as of 2:00 P.M., Friday, December 22, 2006, or as soon thereafter as practicable.

         In connection with the Company's request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

         (1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         (2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the
Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         (3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

                                            Very truly yours,

                                            JUNIPER PARTNERS ACQUISITION CORP.

                                            By: /s/ Stuart B. Rekant
                                                --------------------------------
                                                Stuart B. Rekant
                                                Chief Executive Officer